UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of October 2014

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Denver’s Regional Transportation District Deploys InMotion Solutions from Sierra Wireless for Automatic Vehicle Location and Smart Card Payment Projects

InMotion oMG Mobile Gateway leverages both high-speed cellular and garage Wi-Fi networks

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 14, 2014--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced that the Regional Transportation District in Denver, Colorado has deployed InMotion Solutions to support mobile broadband access for automatic vehicle location (AVL) and smart card fare payments aboard more than 1,100 buses in its fixed route fleet.

Denver’s Regional Transportation District (RTD) is one of the top 20 public transit agencies in the United States, providing services to residents across an eight county metro area. From bus and light rail service, to the free MallRide and specialty services, RTD’s goal is to make each customer’s experience the best it can be. This goal is supported by commitments to safe, on-time scheduled service, exceptional customer service, clean vehicles and clear communications.

“We wanted a carrier-agnostic communications platform that would allow us to grow and upgrade as wireless technology changed,” said Tom Hughes, RTD’s Manager, Intelligent Transportation Systems. “The InMotion Solutions oMG Mobile Gateway connects mobile equipment for our smart card fare system and our new bus AVL system over both a Sprint cellular broadband network and our new 802.11n garage-area Wi-Fi networks. It supports real time communications while buses are on the road and bulk data transfer automatically upon return to the garage. The management system enables us to see how much data is being transmitted, which network is being used, and allows our IT teams to update configurations remotely. It’s a daily ‘heads-up’ tool that we have come to rely on to ensure communications are happening in real time.”

Prior to deploying the oMG Mobile Gateway, RTD was seeking a communications solution to enable secure garage-area data transfer for a planned fare payment system aboard the fixed-route bus fleet. They had also determined that upgrading an aging 450 MHz private two-way radio system, used for AVL/dispatch data communications throughout the District, was unlikely to be able to meet their future real-time communications needs. After evaluating available options for both real-time networking and bulk data exchange for the fleet, RTD was presented with the InMotion solution by the prime contractor for its long-term fleet data communications solution.

“RTD coordinated planned investments in its new fare system and bus AVL solution to deploy a very flexible, high-performance wireless communications solution that can ultimately serve all systems aboard its fleet,” said Scott Davis, Vice President of Worldwide Sales, Enterprise Solutions for Sierra Wireless. “RTD now possesses the mobile communications technology, management systems and the organizational expertise to efficiently deliver reliable communications to new onboard systems using the latest broadband wireless technologies.”

APTA Expo 2014

Sierra Wireless is exhibiting at the American Public Transportation Association (APTA) EXPO in Houston, Texas from October 13 to 15. Visit us in booth 2664.

For more information about InMotion Solutions from Sierra Wireless please visit www.sierrawireless.com/productsandservices/AirLink_Gateways_Modems/InMotion_Solutions.aspx. To contact the Sierra Wireless Sales Desk, call +1 (604) 232-1488 or visit http://www.sierrawireless.com/sales.

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 900 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Products and serviced mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Sharlene Myers, +1 604-232-1445
smyers@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	October 14, 2014